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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-65699

FACING PAGE

FEB 29 2008

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2007 AND ENDING   DECEMBER 31, 2007

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TIBERIUS QUALIFIED MASTER FUND LTD.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

c/o WALKERS, P.O.BOX 265 GT, WALKER HOUSE
(No. and Street)

GEORGETOWN   GRAND CAYMAN   CAYMAN ISLANDS
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        JOSEPH PEDUZZI   1-412-880-5180
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN AND ASSOCIATES, LLC
(Name – if individual, state last, first, middle name)

218 DANBURY ROAD   WILTON   CT   06897
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

MAR 27 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I,   JOSEPH PEDUZZI ,   swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   THE TIBERIUS QUALIFIED MASTER FUND LTD. ,   as of   DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA

┌───┐
│ Notarial Seal │
│ Gordon D. Fisher, Notary Public │
│ City Of Pittsburgh, Allegheny County │
│ My Commission Expires Jan. 16, 2011 │
└───┘

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2007



RANKIN BERKOWER (CAYMAN) LTD

Certified Public Accountants and Consultants

The Compass Centre, 2nd Floor
George Town, Grand Cayman
Box 30349 SMB, British West
Indies

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
The Tiberius Qualified Master Fund Ltd.

We have audited the accompanying statement of assets and liabilities of The Tiberius Qualified Master Fund Ltd. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Tiberius Qualified Master Fund Ltd. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rankin Berkower (Cayman) Ltd

Grand Cayman, Cayman Islands
February 22, 2008

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES
(Expressed in U.S. Dollars)

DECEMBER 31, 2007

ASSETS:

Cash and cash equivalents	$ 675,059
Investments in securities at fair value	46,507,384
Due from broker	13,830,779
Dividends receivable	475
Accrued short stock rebates	3,047
Other assets	92,187
TOTAL ASSETS	**$61,108,931**

LIABILITIES:

Securities sold short at fair value	$55,895,557
Due to broker	643,932
Accrued expenses	15,800
Accrued short dividends	21,794
TOTAL LIABILITIES	**56,577,083**
NET ASSETS	**$ 4,531,848**

Net asset value per share based on net assets of $4,531,848 and 9,460.62 shares outstanding	$479.02

The accompanying notes are an integral part of this statement.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO STATEMENT OF ASSETS AND LIABILITIES
(Expressed in U.S. dollars)

DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

The Tiberius Qualified Master Fund Ltd. (the "Company", or "Master Fund") was incorporated under the laws of the Cayman Islands, British West Indies, on November 15, 2002 and commenced operations on January 9, 2003. The Master Fund is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange (the "Exchange"), acting as an options principal market-maker. The Master Fund executes its transactions off the floor of the exchange. TF Asset Management LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of New York, United States of America, is the investment manager of the Master Fund.

The Master Fund operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Master Fund. The Master Fund's shareholders are collectively referred to as the "feeder funds". For the year ended December 31, 2007, the Master Fund served as master fund to three feeder funds: The Tiberius Qualified Fund LLC, The Tiberius Fund LLC and The Tiberius Fund Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates by the Fund's management. Actual results could differ from these estimates. All amounts are expressed in U.S. dollars.

For purposes of the statement of cash flows the Company considers money market funds to be cash equivalents.

Investments in securities and securities sold short traded on a national securities exchange or listed on Nasdaq are valued at the last price on the date of valuation, or if such price is not available, the security is valued based on the low "bid" (for securities owned) and at the high "ask" price (for securities sold short) at the close of business.

The Master Fund does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net loss on investments in the statement of operations.

Purchases and sales of securities, and the related income and expenses, are recorded on a trade-date basis. Dividend income and dividends on securities sold short are recorded on the ex-dividend date. Realized gains and losses are recognized primarily based on the first-in, first-out method.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO STATEMENT OF ASSETS AND LIABILITIES (continued)
(Expressed in U.S. dollars)

DECEMBER 31, 2007

The industry classifications included in the condensed schedule of investments represent the manager's belief as to the most meaningful presentation of the classification of the Master Fund's investments.

The accompanying condensed schedule of investments consists primarily of securities of companies whose principal offices are located in the United States.

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore the shareholders of the Master Fund report their share of the income and loss on their individual United States income tax returns. The Master Fund is not subject to income taxes in the Cayman Islands and, accordingly, no provision for income taxes is recorded in these financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $688,577 being held in certificates of deposit and money market funds.

4. DUE FROM BROKER

The Master Fund has agreements with two brokerage firms that have custody of the Master Fund's securities and, from time to time, cash balances.

These securities and/or cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold short or securities purchased on margin.

The fund is subject to credit risk if the broker is unable to repay balances due, or to deliver securities in its custody. Management monitors these brokers' financial condition, and does not anticipate any losses from these counterparties.

The Master Fund has invested in two joint back offices with the above clearing brokers in order to use the clearing brokers' capital to meet its margin requirements.

5. SECURITIES SOLD SHORT

Securities sold short may give rise to off-balance sheet risk. The Master Fund may sell a security it does not own in anticipation of a decline in the fair value of the security. When the Master Fund sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Master Fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Master

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO STATEMENT OF ASSETS AND LIABILITIES (continued)
(Expressed in U.S. dollars)

DECEMBER 31, 2007

Fund has recorded this obligation in the financial statements at the December 31, 2007 fair value of these securities. There is an element of risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the obligation reflected on the statement of assets and liabilities.

6. WRITTEN CALL AND PUT OPTIONS

The Fund's activities include the writing of stock options having various expiration dates. At December 31, 2007, the Fund had outstanding options, giving others the right to sell securities to the Fund ("puts"). The writing of options involves elements of market risk in excess of the amount recognized in the statement of assets and liabilities caused principally by changes in the fair value of the underlying instruments. In many cases, the Fund limits its risk by holding offsetting security or option positions. All positions are reported in the accompanying statement of assets and liabilities at fair value and any change in the fair value is reflected in the accompanying statement of operations as gain or loss as it occurs.

7. RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Investment Manager receives a management fee, calculated and payable monthly in arrears equal to $1/6^{th}$ of 1% (2% per annum) of the Master Fund's net assets.

The Investment Manager is also entitled to an incentive fee equal to 20% of the economic gain of the Master Fund, determined at the end of the year. There was no incentive fee in 2007, due to the net loss reported by the Master Fund. Subsequent incentive fees will be affected by the carryover of the losses from 2007 and prior years.

8. SHAREHOLDERS' NET ASSETS

Shareholders' net assets consist of the following components at December 31, 2007:

Participating shares - $.01 par value; nonvoting, authorized 4,999,990 shares; issued and outstanding 9,460.62 shares; net asset value $4,531,848

Management shares - $.01 par value, voting nonparticipating; authorized 10 shares, issued and outstanding 1 share.

The net asset value per share at December 31, 2007 was $479.02.

9. ADMINISTRATOR

Fulvio and Associates LLP (the "Administrator") has been appointed administrator and performs certain administrative and clerical services for the Master Fund. For its services, the Administrator receives a fee paid out of the Master Fund's Assets based upon the nature and extent of services performed. Two of the directors of the Master Fund are affiliated with the Administrator.

10. FINANCIAL HIGHLIGHTS

The information presented below represents the financial highlights applicable to the non-managing Member class of the Fund taken as a whole.

Per share operating performance (for a share of capital stock outstanding throughout the year):

Net asset value at beginning of the year	$437.55
Increase due to capital share transactions	101.07
Net investment loss	(1.19)
Net trading loss	(58.41)
Total loss from operations	(59.60)
Net asset value at end of year	$479.02
Total return before performance fee	(13.08)%
Performance fee	0
Total return after performance fee	(13.08)%

Total return is calculated for the non-managing Member class taken as a whole. An individual investor's return may vary from these returns based on the timing of capital subscriptions and redemptions.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

NOTES TO STATEMENT OF ASSETS AND LIABILITIES (continued)
(Expressed in U.S. dollars)

DECEMBER 31, 2007

Supplemental Data:

Ratio to non-managing Member average net assets (non-managing Members' equity):

Expense Ratios:	
Operating expenses	3.87%
Interest	27.79%
Short dividends	13.91%
Total expenses	45.57%
Net investment loss	(.26)%

The ratios shown above are calculated for the non-managing Member class taken as a whole. The ratio for an individual investor may vary from these ratios based on the timing of capital subscriptions and redemptions.

11. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $147,537, which exceeded the minimum requirement of $100,000 by $47,537. The Company's ratio of aggregate indebtedness to net capital ratio was .35 to 1.

